ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com


06018337

November 01, 2006

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549


PROCESSING SECTION
RECEIVED
NOV 0 8 2006
151
SEC MAIL
WASH. D.C.

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Declaration of Dividends and Press release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
NOV 1 5 2006
THOMSON
FINANCIAL

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	0.205	CAD	10/27/2006	12/13/2006	12/31/2006
ACO.Y	0.205	CAD	10/27/2006	12/13/2006	12/31/2006
ACO.PR.A	0.359375	CAD	10/27/2006	11/08/2006	12/01/2006

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: Frances.vanderBasch@atco.com
Submission Date: 10/27/2006 16:05:23
Last Updated: 10/27/2006 16:05:23

ATCO GROUP
News Release

FILE NO. 82-34745

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

ATCO Ltd. Declares Quarterly Dividend

CALGARY, October 27, 2006 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2006)	Payment Date (2006)
Class I Non-Voting	ACO.X	0.205	13-Dec	31-Dec
Class II Voting	ACO.Y	0.205	13-Dec	31-Dec
5.75% Series 3	ACO.PR.A	0.359375	08-Nov	01-Dec

ATCO Group is an Alberta based, worldwide organization of companies with assets of approximately $7.4 billion and more than 7,000 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502